

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2013

Via E-mail
John M. Stephens
CFO
MDC Holdings, Inc.
4350 South Monaco Street, Suite 500
Denver, Colorado 80237

Re: **MDC Holdings, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2012
       Filed January 31, 2013
       File No. 1-8951

Dear Mr. Stephens:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19
Homebuilding, page 21

1. We note that the warranty expense recognized for the homes sold during fiscal year 2012 is materially less than the warranty expense recognized for the homes sold during fiscal years 2011 and 2010 as compared to home cost of sales. We note your explanation for the decline in the warranty accruals for fiscal years 2011 and 2010. However, no explanation has been provided for the continued decrease for fiscal year 2012, even though there has been a significant increase in homes sold and an increase in the cost of construction materials and labor. Please provide us with a detailed understanding as to how you determined that your warranty costs for homes sold have significantly declined. Please also provide us with the disclosures you intend to include in future filings.

Financial Services, page 32

2. We note the factors that you disclose as contributing to the material increase in revenues and pre-tax income recognized for fiscal year 2012. In accordance with Item 303(a)(3)(i) of Regulation S-K, please disclose the amount by which each factor contributed to the increase (or decrease) in revenues and pre-tax income in future filings.

3. Please expand your discussion and analysis of the Financial Services pre-tax income to provide investors with additional clarity as to why the increases in your three main revenue streams related to your mortgage business along with the $7.7 million decrease in your loan loss reserve resulted in the large increase in your profit margin – 60.8% for fiscal year 2012 as compared to 12.1% for fiscal year 2011. Please provide us with the disclosure you would have provided in the 2012 Form 10-K in response to this comment.

Consolidated Statements of Operations and Comprehensive Income, page F-4

4. In future filings, please disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income (loss) in accordance with ASC 220-10-45-12.

1. Summary of Significant Accounting Policies, page F-7
Warranty Reserves, page F-11

5. In future filings, please disclose the period over which you offer warranties for the homes that you have sold, as this is a factor in determining your warranty accrual.

22. Supplemental Guarantor Information, page F-41

6. We note that each of your registered notes contain release provisions for your guarantor subsidiaries. We further note your disclosure that all of the guarantees are full and unconditional. In future filings, please provide a description of the release provisions when disclosing that the guarantees are full and unconditional. To the extent that certain of the provisions are suspension of guarantees rather than releases of guarantees, please clarify this and clearly disclose those subsidiaries with suspended guarantees as of the latest balance sheet date. Please provide us with the disclosures you intend to include in your next periodic report.

7. We note your list of subsidiaries that guarantee your senior notes versus those subsidiaries that do not guarantee your senior notes. However, there are 19 subsidiaries listed in Exhibit 21 to your Form 10-K that are not included on either list. In future filings, please reconcile these potentially conflicting statements and revise your disclosures, as appropriate.

8. We note that you have included the parent's intercompany receivable as a liability. Article 3-10(i)(1) of Regulation S-X notes that the condensed consolidating financial information is to be presented following the guidance in Article 10-01 of Regulation S-X. As such, it is

unclear how you determined that the presentation of an asset in the liabilities section of the balance sheet is appropriate. Please revise this presentation in future filings or advise by providing us with the US GAAP and/or Regulation S-X guidance that allows such a presentation.

9. We note that the parent has no operating activities for any of the periods presented. We further note that the parent has recognized positive operating cash flows for fiscal years 2012 and 2010. In comment 10 in our letter dated June 12, 2012, we questioned the operating cash flow presentation for the parent. In your letter dated June 25, 2012, you attributed the positive operating cash flows to federal income tax refunds received during fiscal year 2010 and to interest income received. From the reconciliations from net income (loss) to operating cash flows you provided in your letter, it appears as though you are not recognizing the equity income (loss) of subsidiaries that is included in net income (loss) of the parent as a non-cash item. We note from the financing activities presentation for the guarantor and non-guarantor subsidiaries that no dividends were paid to the parent for any periods presented. As such, it is unclear why you have not removed the equity income (loss) of subsidiaries as a non-cash item for purposes of arriving at operating cash flows for the parent. Please advise. Please also provide us with a reconciliation for net (loss)/income and operating cash flows for the parent, guarantor subsidiaries, and non-guarantor subsidiaries for fiscal year 2012.

Exhibit 12

10. In future filings in which you provide this exhibit, please remove any ratios with less than one-to-one coverage. Refer Instruction 2.A. to Item 503(d) of Regulation S-K for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief